Code Green Apparel Corp.
31642 Pacific Coast Highway, Ste 102
Laguna Beach, CA 92651

January 29, 2016

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	Code Green Apparel Corp.
Registration Statement on Form S-1
Filed November 13, 2015
File No. 333-206089

Dear Mr. Reynolds:

The letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Code Green Apparel Corp. (the "Company", "we" or "us") dated November 27, 2015.

We hope this letter is responsive to your comments and requests for information. The Company's goal is to resolve these outstanding comments in a manner that is acceptable to the Staff.

Our responses utilize the same captions contained in the SEC's letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the Commission's corresponding comment.

General

1.
We note your response to comment 2 and we reissue it in part.  Please provide a detailed legal analysis regarding why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant. Your response should provide an analysis of each of the factors relevant to this determination.  Note that the size of the offering is only one of the criteria for determining an indirect primary offering. Please also provide us your calculations for the number of shares outstanding held by affiliates of the company.  For guidance, please refer to the Securities Act Rules C&DI Section 612.09, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response:

For the reasons set forth below, the Company respectfully submits that the offering described in the registration statement (the “Registration Statement”) by the selling stockholders named in the prospectus which forms a part of the Registration Statement (the “Prospectus”) of the shares (the “Shares”) is not an indirect primary offering on behalf of the Company and that, accordingly, the selling stockholders are not, and in no event should be considered, underwriters of the Shares.

In Securities Act Rules - Compliance and Disclosure Interpretation (“C&DI”) 612.09, the Staff sets forth factors that it considers in determining whether an offering styled as a purported secondary offering should be recharacterized as a primary offering on behalf of an issuer:

•	how long the selling shareholders have held the shares,

•	the circumstances under which the selling shareholder received the shares,

•	the relationship of the selling shareholder to the issuer,

•	the number of shares being sold,

•	whether the selling shareholders are in the business of underwriting securities, and

•	whether under all the circumstances it appears that the sellers are acting as a conduit for the issuer.

Applying the Staff’s guidance, the Company believes that any sale of Shares by the selling stockholders named in the Prospectus constitutes a secondary offering and not an indirect primary offering of the Company’s common stock.

How long the Selling Stockholders have held the Shares, the circumstances under which the Selling Stockholders received the Shares and the relationship of the Selling Stockholders to the Company

The selling stockholders named in the Prospectus include Chris Margaritas, Demetrios Tataridas, Eric H. Scheffey, Eric Rose, Niko Kabylafkas, Patrick A Langlais, Pete Contos, Sam Hitman, Steve Kabylafkas and Themistocles Papadimitropoulos (collectively, the “Selling Stockholders”). The Selling Stockholders, the shares being registered by each of such Selling Stockholders, and details of how each of the Selling Stockholders acquired their shares are summarized below:

Chris Margaritas (1)	7,066,666
Demetrios Tataridas (2)	1,666,666
Dr. Eric H. Scheffey (3)	35,000,000
Eric Rose (4)	1,562,500
Niko Kabylafkas (5)	4,806,168
Patrick A Langlais (6)	291,666
Pete Contos (7)	3,604,752
Sam Hitman (8)	2,083,333
Steve Kabylafkas (9)	3,806,166
Themistocles Papadimitropoulos (10)	4,610,000

1.
On March 31, 2015, the Company sold 400,000 shares of its restricted common stock to Chris Margaritas, a minority shareholder, in consideration for $10,000 in cash pursuant to a subscription agreement in a private transaction. On September 5, 2015, the Company sold 6,666,666 shares of its restricted common stock to Chris Margaritas in connection with a stock subscription agreement and received $100,000 in cash pursuant to a subscription agreement in a private transaction.

2.
On February 26, 2015, Demitrios Tataridas converted the principal balance of his $10,000 convertible promissory note, dated July 30, 2014, into 1,666,666 shares of the Company’s restricted common stock (166.66 shares of common stock for each $1 converted) pursuant to the terms of the note, which restricted conversion for six months from the original issuance date.

3.
On April 2, 2015, the Company sold 25,000,000 shares of its restricted common stock to Dr. Eric H. Scheffey, a minority shareholder, in consideration for $250,000 pursuant to a subscription agreement in a private transaction. On June 29, 2015, the Company sold 25,000,000 shares of its restricted common stock to Dr. Scheffey, in in consideration for $250,000 pursuant to the same April 2, 2015 subscription agreement in a private transaction. On September 28, 2015, the Company sold 25,000,000 shares of its restricted common stock to Dr. Scheffey, in connection in consideration for $250,000 pursuant to the same April 2, 2015 subscription agreement in a private transaction. On December 7, 2015, the Company entered into an Exchange Agreement (the “Exchange”) with Dr. Scheffey, whereby Dr. Scheffey exchanged forty million (40,000,000) shares of the Company’s restricted common stock, which he then held for 40,000 shares of the Company’s restricted Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock converts into common stock at the option of the holder thereof on a 1,000:1 basis, provided that the Series B Convertible Preferred stock also contains a provision limiting the conversion of such preferred stock into common stock if upon such conversion, the total shares of common stock beneficially owned by any holder thereof, along with affiliates of such holder, would total more than 9.99% of the Company’s then outstanding shares of common stock. As a result of the Exchange, Dr. Scheffey holds thirty-five million (35,000,000) shares of the Company’s restricted common stock and 40,000 shares of restricted Series B Convertible Preferred Stock, the conversion of which is subject to the ownership limitation described above.  Only the outstanding common stock held by Dr. Scheffey, and not the shares of common stock issuable upon conversion of the preferred stock held by Dr. Scheffey is being registered in the Registration Statement.

4.
On April 27, 2015, Eric Rose converted the principal balance of his $25,000 convertible promissory note, dated September 4, 2014, into 1,562,500 shares of the Company’s restricted common stock (62.50 shares of common stock for each $1 converted) pursuant to the terms of the note, which restricted conversion for six months from the original issuance date.

5.
On February 26, 2015, Niko Kabylafkas converted the principal balance of his $10,000 convertible promissory note, dated June 6, 2014, into 1,666,666 shares of the Company’s restricted common stock (166.66 shares of common stock for each $1 converted) pursuant to the terms of the note, which restricted conversion for six months from the original issuance date. On May 12, 2015, the Company issued 1,000,000 shares of its restricted common stock to Niko Kabylafkas for marketing services rendered. The shares had a fair market value of $27,500. The remaining 1,139,500 and 1,000,000 shares of common stock were purchased from a 3rd party shareholder in a private transaction on June 10, 2015 and September 28, 2015, respectively.

6.
On April 1, 2015, Patrick Langlais converted the principal balance of his $3,500 convertible promissory note, dated July 21, 2014, into 291,666 shares of the Company’s restricted common stock (83.33 shares of common stock for each $1 converted) pursuant to the terms of the note, which restricted conversion for six months from the original issuance date.

7.
On September 22, 2014, the Company sold 400,000 shares of its restricted common stock to Pete Contos, a minority shareholder, in consideration for $10,000 in cash. On February 26, 2015, Pete Contos converted the principal balance of his $20,000 convertible promissory note, dated June 13, 2014, into 1,904,762 shares of the Company’s restricted common stock (95.23 shares of common stock for each $1 converted) pursuant to the terms of the note, which restricted conversion for six months from the original issuance date. On April 6, 2015, the Company issued 150,000 shares of its common stock to Pete Contos for various services rendered. The shares had a fair market value of $1,500. On June 9, 2015, the Company sold 1,000,000 shares of its common stock to Pete Contos, in connection with a stock subscription agreement in a private transaction and received $10,000.

8.
On April 6, 2015, Sam Hitman converted the principal balance of his $25,000 convertible promissory note, dated September 3, 2014, into 2,083,333 shares of the Company’s restricted common stock (83.33 shares of common stock for each $1 converted) pursuant to the terms of the note, which restricted conversion for six months from the original issuance date.

9.
On February 26, 2015, Steven Kabylafkas converted the principal balance of his $10,000 convertible promissory note, dated June 9, 2014, into 1,666,666 shares of the Company’s restricted common stock (166.66 shares of common stock for each $1 converted) pursuant to the terms of the note, which restricted conversion for six months from the original issuance date. The remaining 1,139,500 and 1,000,000 shares of common stock were purchased from a 3rd party shareholder in a private transaction on June 10, 2015 and September 28, 2015, respectively.

10.
On September 23, 2014, the Company sold 390,000 shares of its restricted common stock to Themistocles Papadimitropoulos, a minority shareholder, in consideration for $10,000 in cash pursuant to a subscription agreement in a private transaction. On February 26, 2015, Themistocles Papadimitropoulos converted the principal balance of his $20,000 convertible promissory note, dated June 24, 2014, into 2,000,000 shares of the Company’s restricted common stock (100 shares of common stock for each $1 converted) pursuant to the terms of the note, which restricted conversion for six months from the original issuance date. On March 10, 2015, the Company sold 2,610,000 shares of its restricted common stock to Themistocles Papadimitropoulos in consideration for $25,000 in cash pursuant to a subscription agreement in a private transaction.

Each subscription agreement and each convertible note included language pursuant to which the holders confirmed that they were acquiring the securities for their own investment and were aware of the applicable restrictions imposed upon the transferability and resale of the securities.

As described above, each Selling Stockholder has held the shares of common stock of the Company for a significant length of time (each of the shares obtained through the conversion of convertible notes have been held for over one year (when including the time period the notes were held) and the majority of the shares acquired pursuant to subscription agreements in private transactions have been held over six months. To the Company’s knowledge, no Selling Stockholder acquired its respective equity interests in the Company with a view to distribution.  No Selling Stockholder acquired its respective equity interests in the Company to raise proceeds on behalf of the Company. The illiquid nature of the Company’s common stock (i.e., that the Shares are restricted and unable to be resold absent the registration of such Shares, is wholly inconsistent with the notion of a distribution on behalf of the Company. The length of time that has elapsed since the securities were originally acquired by the Selling Stockholders and that will ultimately elapse prior to the shares of common stock first becoming saleable in the public market (i.e., only after the Registration Statement is declared effective), and the fact that the Selling Stockholders were aware as of their respective acquisition of the Shares, that for various reasons, they would be unable to quickly exit their positions with respect to the Company’s common stock, support the conclusion that the offering pursuant to the Registration Statement is a secondary offering.

The Company is neither aware of any evidence that would indicate that the representations made by the Selling Stockholders regarding their acquisition of the Shares for their own investment were false, nor is the Company aware of any evidence that the Selling Shareholders have any plans to act in concert to effect a distribution of their Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

In addition, from the point of view of the Company, filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company. The Company will not receive any of the proceeds from the offering of Shares contemplated by the Registration Statement.

For the reasons set forth above, we believe that it is clear that none of the Selling Stockholders acquired its equity interest in the Company for the purpose of distributing it on behalf of the Company or engaging in an indirect primary offering on the Company’s behalf.

The number of Shares being sold

To the Company’s knowledge, none of the Selling Stockholders currently intend to sell their Shares immediately upon the effectiveness of the Registration Statement. While the number of Shares to be sold in any offering by the Selling Stockholders has not yet been determined, the Selling Stockholders may sell a significant percentage of their ownership interests in the Company pursuant to the offering described in the Registration Statement, using the Prospectus.

The Company is registering for resale 44,308,609 shares of common stock in the Registration Statement, and has 371,349,646 shares of common stock issued and outstanding prior to the offering described in the Registration Statement.  The 44,308,609 shares being registered in the Registration Statement represent only 11.93% of the Company’s outstanding shares.

Eric H. Scheffey beneficially owns 40,000 shares of Series B Convertible Preferred Stock of the Company, which converts into 40,000,000 shares of common stock, subject to a 9.99% beneficial ownership limitation contained therein and 35,000,000 shares of common stock.  As such, Mr. Scheffey is prohibited pursuant to the terms of the Series B Preferred Stock from converting and selling more than 9.99% of the Company’s outstanding common stock at any one time and currently only holds common stock totaling in aggregate of 9.06% of the Company’s outstanding common stock.

The other nine Selling Stockholders, own 7.40% combined of the outstanding shares of common stock of the Company.

Regardless of percentage, it is important to note that the amount being registered is only one factor cited in C&DI 612.09, and is not controlling. Moreover, the Company has reviewed various historical guidance from the Staff, including the Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, which states, “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The above historical guidance by the Staff illustrates that even a single, large stockholder can effect a valid secondary offering, provided that the Shares covered by the Registration Statement consist of shares held by eleven (11) separate Selling Stockholders, and not one large Selling Stockholder (other than Mr. Scheffey (who currently holds 9.06% of the Company’s common stock and is prohibited from converting the Series B Convertible Preferred Stock into more than 9.99% of the Company’s common stock pursuant to the terms of the Series B Convertible Preferred Stock designation) as described above).

Finally, the Company currently has 47,691,146 shares in its public float, so the 44,308,609 shares of common stock being registered in the Registration Statement will not represent, on a per shareholder basis, an unreasonably large portion of the Company’s post-Registration Statement float.

For the reasons set forth in this response, the Company believes that the Shares being registered under the Registration Statement will, at the time of any registered offering, clearly be sold for the benefit of the applicable Selling Stockholders and not for the Company.

Whether the Selling Stockholders are in the business of underwriting securities

None of the Selling Stockholders are broker-dealers or affiliates of broker-dealers. To the Company’s knowledge, none of the Selling Stockholders are in the business of underwriting securities. Additionally, the issuance of Shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholder’s ability to resell the shares.

The facts indicate that the Selling Shareholders made a fundamental decision to invest in the Company. Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Whether under all the circumstances it appears that the Selling Stockholders are acting as a conduit for the Company

The Registration Statement has none of the indicia of abuse that the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. The Company believes that each of the Selling Stockholders has clearly made a long-term investment in the Company as evidenced by their representation that they were acquiring the securities for their own investment and were aware of the applicable restrictions imposed upon the transferability and resale of the securities. The Company will not receive any of the proceeds from sales of the Shares by the Selling Stockholders under the Registration Statement. The Selling Stockholders are not acting as a conduit for the Company for capital raising purposes and are not in the business of underwriting securities. As such, we do not believe that the current facts warrant the offering being deemed a primary offering.

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. A significant portion of the Shares have been held for over one year. Since such time as the Shares were acquired, the Selling Stockholders have borne the full economic risk of ownership of their Shares. To the Company’s knowledge, the Selling Stockholders are comprised of eleven individuals, not involved in the business of underwriting securities. None of the Selling Stockholders is acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement. For the reasons described above, the Company respectfully submits to Staff that the proposed resale of the Shares by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

For the foregoing reasons, the Company believes that the Registration Statement is not an indirect primary offering of the Shares of the Company and, accordingly, that the Selling Stockholders are not, and should not be considered, underwriters of the Shares.

2.	We note your response to comment 3 and the revisions to the disclosure. Please also revise the disclosure accordingly under Plan of Distribution on page 12.

Response:

We have revised the Plan of Distribution to state the selling shareholders will sell at a fixed price until our shares are quoted on the OTCBB and thereafter at prevailing market prices.

3.
We note your response to comment 5 that you revised the prospectus to include the material terms of the transaction for 100,000,000 shares of common stock.  We cannot locate your revisions in the prospectus.  Please revise your prospectus to address the material terms of the transaction to purchase 100,000,000 shares of common stock with the ability to purchase an additional 100,000,000 shares of common stock.

Response:

We have amended the prospectus to include the material terms of the transaction for the 100,000,000 shares of common stock. The materials terms can be found in the notes to financials Note 7 entitled “Subsequent Events” on page 50 and Item 15 Recent Sales of Unregistered Securities” on page 62.

Description of Business, page 16
Competition, page 18

4.	As previously requested, please revise to address the company’s competitive position in the industry and the principal methods of competition.

Response:

We have revised the section entitled Competition to address our position in the industry and the principal methods of competition.

Competitive Advantages, page 18

5.
You state that you can offer a green alternative at the same price, if not better, than your four major competitors and that you offer apparel at a cost far less than your sustainable workwear competitors. Please provide the basis for the statements given that you have no sales revenues.

Response:

In light of the Staff’s comment, we have added a section entitled Competitive Advantages to discuss the claims noted above.

Sales & Marketing Strategy, page 18

6.	Please revise to disclose how you will finance your sales and marketing strategy given that you have a working capital deficit and limited cash resources.

Response:

The Sales & Marketing section has been updated to discuss how we will finance our sales and marketing strategy in light of our working capital deficit and limited cash resources.

7.
We note your response to comment 12.  Please direct us to the revised disclosure where you clarify whether the company has any current manufacturing, sale, marketing and outfitting operations and whether the company has any current customers, or revise.

Response:

The following sentence has been added to end of the initial Description of Business section, “Although the Company does not have any sales, the Company is currently manufacturing samples for potential customers and actively marketing its production and sourcing capabilities.”

Government Regulations, page 19

8.	As requested in comment 11, please disclose any existing governmental regulation of your business.

Response:

We have added additional disclosure to the prospectus under the Government Regulations section.

Liquidity and Capital Resources, page 24

9.
We note your response to prior comment 29 states that your convertible debt is currently in default.  Please expand your discussion of your liquidity and capital resources to also describe the nature of the default, the amounts due and how you intend settle the default.

Response:

We have expanded our discussion of our liquidity and capital resources to describe the nature of the default, the amounts due, and how we intend to settle our default of the convertible debt noted above.

Executive Compensation, page 31

10.
We note your response to comment 16 that Mr. Powell received the common stock as equity compensation as defined in his employment agreement.  Please revise your summary compensation table to address Mr. Powell’s annual base salary of $180,000 or advise us why the base salary does not need to be reflected in the summary compensation table.  We may have further comment.

Response:

The Executive Compensation table has been updated to include Mr. Powell’s annual base salary of $180,000.00.

Financial Statements

Index to Financial Statements, page F-1

11.	Please update the financial statements as necessary in accordance with Rule 8-08 of Regulation S-X and relevant disclosures in the next amendment.

Response:

The financial statements have been updated to the most recent period.

Statements of Cash Flows, page F-5

12.
We note you now present the issuance of convertible debt for services as a financing activity in your statements of cash flows in response to prior comment 24.  However, we note that you did not tell us your basis for presenting the issuance of convertible debt as a cash flow from operations, as previously requested.  In this regard we would like to better understand the underlying reasons for your original classification of this transaction in cash flows from operations.  To the extent the issuance was a non-cash transaction, please also tell us your basis presenting this transaction as a cash flow from financing activities.

Response:

We have further researched the presentation of the $500,000 convertible debt issued for services in relation to ASC 230-10-45-14 through 17.  We have determined the correct presentation for this transaction is as a "Reconciliation of Net Income and Net Cash Flow from Operating Activities" according to ASC 230-10-45-28b.  This was a non cash transaction in which the service provider received the convertible note in exchange for services.  The value of the services were included in net loss for the period presented.  This presentation should not have been changed in our previous amendment.

Note 7 Subsequent Events, page F-11

13.
We note your disclosure on page F-12 states that the Order and the Stipulation for Settlement of claims for $530,000 was dated May 13, 2013 between you and JPM.  Given that the order was issued prior to the end of your 2013 reporting period, please tell us why you did not record the amount of the settlement as a liability as of December 31, 2013 to comply with ASC 450.

Response:

The Settlement of Claims was May 13, 2015. The reference to 2013 was erroneous and a typographical error. All references to May 13, 2013 have been changed to May 13, 2015.

Recent Sales of Unregistered Securities, page 34

14.	We note your response to comment 30. Please identify the third-party investor with whom the company entered into a subscription agreement on April 2, 2015.

Response:

The investor has been identified as Dr. Eric Scheffey.

15.
We note your response to comment 30.  We note you continue to indicate that during the 2nd Quarter of 2015 the company issued 5,755,680 shares to various 3rd party investors. We also note you indicate that during the 2nd Quarter of 2015 the company issued 60,276,666 shares to various 3rd party investors.  Additionally, we note that you indicate that during the six months ended June 30, 2015 the company issued 6,150,000 shares of common stock for services and 14,660,440 shares of common stock related to the convertible debt. As previously requested, please revise to identify the persons to whom the securities were sold and provide the information required by Item 701 of Regulation S-K.

Response:

We have removed the quarterly summaries of share issuances, and we have for each issuance disclosed for each sale of unregistered securities the information required by Item 701 of Regulation S-K.

16.
For each of the noted transactions in this section please revise to indicate the section of the 1933 Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Response:

We have disclosed the exemption from the registration requirements of the Securities Act of 1933 which we relied on and the relevant facts which made the exemption available.

Please feel free to contact me if I can provide any further information related to this filing or the Company.

Sincerely,

 /s/    George Powell
George Powell
Chief Executive Officer